SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

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The Talbots, Inc.

(Name of Registrant as Specified In Its Charter)

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April 22, 2002

ANNUAL MEETING OF SHAREHOLDERS
May 23, 2002

Dear Shareholder:

It is a pleasure for us to extend to you a cordial invitation to attend the 2002 Annual Meeting of Shareholders of The Talbots, Inc. to be held at 10:00 a.m. on Thursday, May 23, 2002 at the World Trade Center – Boston, 164 Northern Avenue, Boston, Massachusetts. The Notice of the Annual Meeting, Proxy Statement and form of proxy are enclosed with this letter.

Your vote at the Annual Meeting is important to Talbots and we ask you to vote your shares by following the voting instructions in the enclosed proxy.

We look forward to seeing you at the Annual Meeting.

Sincerely,

ARNOLD B. ZETCHER
Chairman, President and Chief
Executive Officer

THE TALBOTS, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 23, 2002

To Talbots Shareholders:

The Annual Meeting of Shareholders of The Talbots, Inc. will be held at the World Trade Center – Boston, 164 Northern Avenue, Boston, Massachusetts, on Thursday, May 23, 2002, at 10:00 a.m., for the following purposes:

1. To elect nine directors.

2. To approve an amendment to the Amended and Restated 1993 Executive Stock Based Incentive Plan to increase by 300,000 the number of authorized shares.

3. To ratify the appointment of Deloitte & Touche LLP as independent auditors for the 2002 fiscal year.

4. To consider a shareholder proposal concerning an independent nominating committee.

5. To act upon such other business as may properly come before the Annual Meeting.

Shareholders of record at the close of business on April 4, 2002 are entitled to notice of and to vote at the Annual Meeting.

By order of the Board of Directors,

RICHARD T. O'CONNELL, JR.
Secretary

April 22, 2002

YOUR VOTE IS IMPORTANT. TO ASSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, PLEASE VOTE YOUR PROXY, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

THE TALBOTS, INC.
One Talbots Drive
Hingham, Massachusetts 02043
www.talbots.com

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 23, 2002

PROXY STATEMENT

This Proxy Statement is being furnished to the shareholders of The Talbots, Inc. (the "Company" or "Talbots") in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting of Shareholders to be held on Thursday, May 23, 2002, at 10:00 a.m., at the World Trade Center - Boston, 164 Northern Avenue, Boston, Massachusetts and at any postponement or adjournment (the "Annual Meeting"). At the Annual Meeting, shareholders are being asked to vote on (1) the election of nine directors, (2) the approval of an amendment to the Amended and Restated 1993 Executive Stock Based Incentive Plan to increase the number of authorized shares, (3) the ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors for the 2002 fiscal year, and (4) the consideration of a shareholder proposal.

This Proxy Statement, Notice of Annual Meeting and proxy are first being mailed to shareholders on or about April 22, 2002.

GENERAL

The holders of shares of Common Stock of the Company of record at the close of business on April 4, 2002 are entitled to vote such shares at the Annual Meeting. On April 4, 2002, there were 60,021,170 shares of Common Stock outstanding.

The presence in person or by proxy of the holders of a majority of the shares outstanding on the record date is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Each shareholder is entitled to one vote, in person or by proxy, for each share of Common Stock held as of the record date on each matter to be voted on at the Annual Meeting.

Abstentions and broker non-votes are included in determining the number of shares present or represented at the Annual Meeting for purposes of determining whether a quorum exists. Broker non-votes occur when a broker nominee does not vote on one or more matters because it has not received instruction to vote from the beneficial owner and does not have discretionary authority to vote on such matter.

Shares of Common Stock represented by proxies received in time for the Annual Meeting will be voted as specified in the proxy, unless the proxy has previously been revoked. Unless contrary instructions are given, the proxy will be voted (i) for the election of the Board of Directors' nominees for director, (ii) for the amendment to the Amended and Restated 1993 Executive Stock Based Incentive Plan to increase the number of authorized shares, (iii) for the ratification of the appointment of the independent auditors, and (iv) against the shareholder proposal. With respect to any other matters properly submitted to shareholders at the Annual Meeting, proxies will be voted as recommended by the Board of Directors or, if no such recommendation is given, in the discretion of the proxy holders.

Shareholders may vote by using one of three alternative methods:

(1) by completing and mailing the proxy card; or

(2) via the Internet, by going to the website http://www.eproxyvote.com/tlb and following the instructions for Internet voting on the proxy card; or

(3) over the telephone, by dialing 1-877-PRX-VOTE (1-877-779-8683) and following the instructions for telephone voting on the proxy card.

A proxy may be revoked, prior to the exercise of the proxy, either by submitting written notice of revocation of that proxy to the Secretary of the Company or by submitting a new proxy bearing a later date via proxy card, Internet or telephone. A proxy may also be revoked by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in itself constitute revocation of a proxy.

This proxy solicitation is being made by the Board of Directors of the Company and the expense of preparing, printing and mailing this Proxy Statement and proxy is being paid by the Company. In addition to use of the mails, proxies may be solicited personally, by electronic mail, by facsimile or by telephone by regular employees of the Company without additional compensation. The Company will reimburse banks, brokers and other custodians, nominees and fiduciaries for their costs in sending proxy materials to the beneficial owners of Common Stock.

Where more than one holder of Common Stock has the same address, the Company may deliver only one Annual Report and one Proxy Statement to that address unless the Company has received contrary instructions from a shareholder. Similarly, brokers and other intermediaries holding shares of Common Stock in "street name" for more than one beneficial owner with the same address may deliver only one Annual Report and one Proxy Statement to that address if they have received consent from the beneficial owners of the stock.

Talbots will deliver promptly upon written or oral request a separate copy of the Annual Report and Proxy Statement to any shareholder, including a beneficial owner of stock held in "street name," at a shared address to which a single copy of either of those documents was delivered. To receive additional copies of the Annual Report or Proxy Statement, you may write, call or e-mail Talbots Investor Relations Department, One Talbots Drive, Hingham, Massachusetts 02043, telephone 781-741-4500 or e-mail investor.relations@talbots.com. You may also access a copy of Talbots Annual Report and Proxy Statement on the Company's website, www.talbots.com.

You may also contact the Investor Relations Department at the address or telephone number or e-mail address set forth above if you are a shareholder of record and you wish to receive a separate Annual Report and Proxy Statement in the future, or if you are currently receiving multiple copies of the Annual Report and Proxy Statement and want to request delivery of a single copy in the future. If your shares are held in "street name" and you want to increase or decrease the number of copies of our Annual Report and Proxy Statement delivered to your household in the future, you should contact the broker or other intermediary who holds the shares on your behalf.

If a person is a participant in the Company's 401(k) savings plan and has Common Stock in a plan account, the proxy also serves as voting instructions for the plan trustee.

More than a majority of the outstanding shares of Common Stock of the Company is owned by AEON (U.S.A.), Inc. (formerly Jusco (U.S.A.), Inc.), a Delaware corporation ("Aeon USA"), which is a wholly owned subsidiary of AEON Co., Ltd. (formerly Jusco Co., Ltd.), a Japanese retail conglomerate ("Aeon"). Aeon USA has advised the Company that it will vote such shares for the election of the nominees for director named in this Proxy Statement, for the amendment to the Amended and Restated 1993 Executive Stock Based Incentive Plan, for the ratification of the appointment of the independent auditors, and against the shareholder proposal.

1. ELECTION OF DIRECTORS

General. Directors will hold office until the next Annual Meeting or until their successors are chosen and qualified. The Company has inquired of each nominee and determined that each will serve if elected. In the event that any of the nominees should become unavailable for election, the persons named in the accompanying proxy intend to vote for such other person or persons, if any, as the Board of Directors may designate as a substitute nominee.

Directors are elected by the affirmative vote of a plurality of the votes cast at the Annual Meeting. Abstentions and broker non-votes are not counted as votes cast in determining the plurality required to elect directors. The Board of Directors recommends that shareholders vote for such nominees for director.

Set forth below is a brief description of the background of each nominee for director. All nominees are current directors of the Company.

Not standing for re-election at this Annual Meeting is Mark H. Willes who has retired from the Talbots Board. The Talbots Board of Directors and management as well as all Talbots associates wish to express their deepest gratitude for the wisdom and guiding presence of Mr. Willes during his tenure on the Board.

ARNOLD B. ZETCHER

Mr. Zetcher, 61, is Chairman of the Board, President and Chief Executive Officer of the Company. He joined the Company as President in 1987. He has been President, Chief Executive Officer and a Director of the Company since 1988 and assumed the additional position of Chairman of the Board in 2000. Mr. Zetcher was Chairman and Chief Executive Officer of John Breuner Company, a home furnishings division of BATUS, and prior to that, Chairman and Chief Executive Officer of Kohl's Food Stores, another BATUS division. Mr. Zetcher also served as Chairman and Chief Executive Officer of Bonwit Teller in New York and served in various capacities during his 10 years with Federated Department Stores.

TOSHIJI TOKIWA

Mr. Tokiwa, 62, was elected a Director of the Company in 2000. He is Chairman and Chief Executive Officer of Aeon. Mr. Tokiwa was President and Chief Executive Officer of Chuo Real Estate Co., Ltd. from 1996 to 2000, Senior Managing Director of The Dai-Ichi Kangyo Bank, Ltd. from 1995 to 1996, and Director and General Manager, New York Branch, of The Dai-Ichi Kangyo Bank, Ltd. from 1993 to 1995.

PETER B. HAMILTON

Mr. Hamilton, 55, was appointed a Director of the Company in April 2002. He has been Vice Chairman of Brunswick Corporation and President, Brunswick Bowling & Billiards since 2000. He joined Brunswick Corporation in 1995 and has held positions of increasing responsibility including Executive Vice President and Chief Financial Officer and Senior Vice President and Chief Financial Officer. From 1988 to 1995, Mr. Hamilton was Vice President and Chief Financial Officer of Cummins Inc. Mr. Hamilton is also a director of the Kemper Insurance Companies. Mr. Hamilton was appointed as a member of the Audit Committee and the Compensation Committee in April 2002.

ELIZABETH T. KENNAN

Ms. Kennan, 64, was elected a Director of the Company in 1993. Ms. Kennan was the President of Mount Holyoke College from 1978 to 1995, at which time she became President Emeritus, and served as President of Five Colleges Incorporated from 1985 to 1994. Ms. Kennan also serves as a Trustee of The Putnam Funds and of Northeast Utilities. Ms. Kennan is Chairperson of the Audit Committee and of the Compensation Committee.

YOICHI KIMURA

Mr. Kimura, 57, was elected a Director of the Company in 2000. He is General Manager and Director of Finance and Accounting Department of Aeon as well as a Director of Aeon. Mr. Kimura was Executive General Manager, International Division of Aeon from 1999 to December 2001. He was Chief Financial Officer and a Director of Aeon from 1998 to 1999 and General Manager, International Credit Supervision Division, of The Dai-Ichi Kangyo Bank, Ltd. from 1994 to 1998. Mr. Kimura is a member of the Compensation Committee.

H. JAMES METSCHER

Mr. Metscher, 45, joined Talbots as Executive Vice President and Chief Merchandising Officer in 1998 and became a Director in 1999. Mr. Metscher was employed by Liz Claiborne, Inc. from 1993 to 1996, first as President of its First Issue Division and later as President of the Liz Claiborne Retail Division. From 1996 to 1998 he was President and Chief Executive Officer of The Custom Foot, a venture capital backed specialty footwear company which was discontinued and liquidated. Mr. Metscher had also been employed by Talbots from 1984 to 1993 and held positions of increasing responsibility including Vice President, Merchandising and Vice President, Product Development.

MOTOYA OKADA

Mr. Okada, 50, was elected a Director of the Company in 1993. Mr. Okada has been President of Aeon since 1997 and was Senior Managing Director of Aeon from 1995 to 1997. Mr. Okada also served as Managing Director of Aeon from 1992 to 1995 and as a Director of Aeon from 1990 to 1992. Mr. Okada was President of Talbots Japan Co., Ltd., a subsidiary of Aeon, from 1990 to 1997.

SUSAN M. SWAIN

Ms. Swain, 47, was appointed a Director of the Company in March 2001. She is Executive Vice President and Co-Chief Operating Officer of C-SPAN, which she joined in 1982, and has held positions of increasing responsibility including Senior Vice President, Vice President of Corporate Communications, Producer and Associate Producer. Ms. Swain also serves as an officer of National Cable Satellite Corporation, and as a Director of the C-SPAN Education Foundation. Ms. Swain is a member of the Audit Committee and the Compensation Committee.

ISAO TSURUTA

Mr. Tsuruta, 52, was elected a Director of the Company in 1999. He is Executive Vice President and General Manager of Aeon USA. Mr. Tsuruta was Senior Vice President of Aeon USA from 1996 to 2000 and Vice President and Deputy General Manager of Aeon USA from 1990 to 1996.

Director Compensation; Attendance; Committees. Each non-employee director receives an annual retainer of $28,000 plus expenses. The chairperson of each Board committee receives an additional annual retainer of $5,000. Also, each year, directors who are not employees of the Company receive options to purchase between 8,000 and 10,000 shares of the Company's Common Stock at an exercise price equal to the fair market value of the Common Stock as of the grant date. In addition, each director who is not an employee of the Company receives an annual grant of stock (or the cash equivalent) having a value of approximately $15,000 as of June 2001, adjusted annually based on changes in the Company's stock price. Each outside director newly appointed to the Board also receives an option to purchase 20,000 shares at an exercise price equal to the fair market value of the Common Stock as of the grant date. Mr. Zetcher does not receive any separate compensation for his services as Chairman of the Board.

In fiscal 2001, the Board of Directors held four meetings, the Audit Committee held four meetings and the Compensation Committee held one meeting. There is no standing nominating committee. Each director nominated for election at this Annual Meeting attended 100% of the meetings of the Board of Directors and of the Committees of which he or she was a member.

Ms. Kennan (Chairperson), Mr. Hamilton (as of April 2002), Mr. Kimura and Ms. Swain are the current members of the Compensation Committee. The principal responsibilities of the Compensation Committee include the determination of compensation for the senior officers of the Company including salary and incentive based plans, determination of awards under and administration of the Amended and Restated 1993 Executive Stock Based Incentive Plan, and ongoing review, in consultation with Company executive management, the Board of Directors, and outside compensation consultants, of the policies relating to compensation of the Company's senior officers, with the goal of encouraging superior Company performance.

Ms. Kennan (Chairperson), Mr. Hamilton (as of April 2002) and Ms. Swain are the current members of the Audit Committee. Mark H. Willes was a member of the Audit Committee until his retirement from the Board of Directors as of December 31, 2001. The Audit Committee is comprised entirely of independent directors. Its primary function is to oversee the Company's system of internal controls, financial reporting practices and audits to ensure their quality, integrity and objectivity.

Report of the Audit Committee. For the fiscal year 2001, the Audit Committee has reviewed the overall audit scope and results of the audit engagement. The Committee also met separately, without management, with both the internal auditor and the independent auditors. In addition, the Audit Committee reviewed and discussed the Company's annual financial statements with management before issuance.

The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees,* of the Auditing Standards Board, to the extent applicable. The Audit Committee has also received and reviewed the written disclosures and confirmation from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committee*, and has discussed with the auditors the auditors' independence.

Based on the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year 2001.

Audit Committee
of the Board of Directors*

Elizabeth T. Kennan, Chairperson
Susan M. Swain

* Mr. Hamilton, who was appointed as a member of the Audit Committee upon his appointment to the Board of Directors in April 2002, did not participate in the matters identified in this Report of the Audit Committee.

EXECUTIVE COMPENSATION

Summary Compensation Table. The following table sets forth compensation information for the Company's Chief Executive Officer and the other four most highly compensated executive officers of the Company.

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Fiscal Year | Annual Compensation | | | Long-Term Compensation(1) | All Other Compensation ($) (2) |
		Salary($)	Bonus($)	Other Annual Compensation ($)	Number of Securities Underlying Options(#)	
Arnold B. Zetcher,	2001	985,600	811,600	82,185(3)	200,000	62,880
Chairman, President and	2000	896,000	1,088,600	—	2,000,000	56,248
Chief Executive Officer	1999	800,000	972,000	—	200,000	53,009
H. James Metscher,	2001	544,500	239,100	—	100,000	27,481
Executive Vice President,	2000	495,000	401,000	—	100,000	26,911
Chief Merchandising Officer	1999	450,000	340,200	187,802(4)	100,000	15,185
Edward L. Larsen,	2001	338,521	139,400	—	46,000	6,907
Senior Vice President,	2000	310,570	195,700	—	46,000	14,774
Finance, Treasurer and	1999	290,252	176,300	—	46,000	18,266
Chief Financial Officer						
Stuart M. Stolper,	2001	349,347	149,200	—	46,000	19,488
Senior Vice President,	2000	317,588	207,200	—	46,000	18,198
Human Resources	1999	288,716	188,400	—	46,000	18,525
Richard T. O'Connell, Jr.,	2001	295,072	130,900	—	46,000	8,845
Senior Vice President,	2000	268,247	181,100	—	46,000	16,327
Legal and Real Estate,	1999	243,861	164,600	—	46,000	16,285
and Secretary						

(1) The number and value of restricted stock held at February 2, 2002 for awards made in fiscal 1998 for each of the named executive officers is: Mr. Zetcher, 78,667 shares, $2,846,172; Mr. Metscher, 20,000 shares, $723,600; Mr. Larsen, 19,600 shares, $709,128; Mr. Stolper, 19,600 shares, $709,128; and Mr. O'Connell, 19,600 shares, $709,128.

(2) The amounts shown for each executive for fiscal 2001 represent Company contributions to the Company's Retirement Savings Voluntary Plan and Supplemental Savings Plan.

(3) Includes $49,082 related to the individual use of the fractionally-owned corporate aircraft for fiscal 2001.

(4) Represents (i) relocation costs including selling and moving costs, temporary housing and purchase-related costs of $106,428 and (ii) tax reimbursement of $81,374 related to such costs.

Option Grants in Last Fiscal Year. The table below shows information on stock option grants made to the named executive officers during fiscal 2001 under the Amended and Restated 1993 Executive Stock Based Incentive Plan. The amounts shown for each of the named executive officers as potential realizable values are based on arbitrarily assumed annualized rates of stock price appreciation of five percent and ten percent over the full ten-year term of the options.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term($)(2)	
					5%	10%
Arnold B. Zetcher	200,000	16.54	46.94	3/6/11	5,904,063	14,962,054
H. James Metscher	100,000	8.27	46.94	3/6/11	2,952,031	7,481,027
Edward L. Larsen	46,000	3.80	46.94	3/6/11	1,357,934	3,441,272
Stuart M. Stolper	46,000	3.80	46.94	3/6/11	1,357,934	3,441,272
Richard T. O'Connell, Jr.	46,000	3.80	46.94	3/6/11	1,357,934	3,441,272

(1) Options become exercisable in one-third annual increments beginning one year from grant date.

(2) The assumed rates of growth were selected by the SEC for illustrative purposes only and are not intended to predict or forecast future stock prices.

Option Exercises and Year-End Option Holdings. The following table shows information on option exercises during fiscal 2001 as well as fiscal 2001 year-end option holdings for the named executive officers.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-End(#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY-End($) Exercisable/Unexercisable
Arnold B. Zetcher	200,000	6,005,185	1,079,999/1,600,001	22,274,797/24,491,603
H. James Metscher	6,500	160,855	76,833/ 200,001	1,598,486/ 1,937,813
Edward L. Larsen	16,000	486,180	177,399/ 92,001	3,843,750/ 891,406
Stuart M. Stolper	45,999	1,050,959	87,400/ 92,001	2,305,238/ 891,406
Richard T. O'Connell, Jr.	—	—	194,733/ 92,001	4,409,889/ 891,406

Retirement Benefits. The Company has a tax-qualified defined benefit plan for salaried employees that provides pensions payable at retirement to each eligible employee. The Company also has a supplemental retirement plan for certain of its salaried employees that provides generally for the payment of supplemental benefits equal to that portion of pension benefits earned under the terms of the pension plan for salaried employees in excess of certain statutory limits. The amount of an employee's benefits depends on factors including final average compensation and years of credited service up to thirty years. Benefits vest after five years of service. The following table sets forth the aggregate estimated annual retirement benefits as of February 2, 2002 under the two plans.

PENSION PLAN TABLE($)

	Years of Credited Service			
Remuneration	10	20	25	30
400,000	62,325	124,651	155,814	186,976
500,000	78,325	156,651	195,814	234,976
750,000	118,325	236,651	295,814	354,976
1,000,000	158,325	316,651	395,814	474,976
1,250,000	198,325	396,651	495,814	594,976
1,500,000	238,325	476,651	595,814	714,976
1,800,000	286,325	572,651	715,814	858,976
2,000,000	318,325	636,651	795,814	954,976

The years of credited service under the two plans at February 2, 2002 for Messrs. Zetcher, Metscher, Larsen, Stolper and O'Connell were 14, 13, 11, 24 and 15, respectively. Covered compensation under the pension plan and the supplemental retirement plan at February 2, 2002 for Messrs. Zetcher, Metscher, Larsen, Stolper and O'Connell was $1,652,920, $582,430, $455,918, $457,058 and $389,083, respectively. Covered compensation under the two plans includes salary and bonus and any amounts deferred under any deferred compensation plan of the Company. Benefits set forth above are computed on the basis of a straight life annuity, payable at age 65, and are subject to deduction for any benefits paid or payable from a predecessor pension plan but are not subject to deduction for social security.

Employment Agreements and Change in Control Agreements. The Company has an employment agreement with each of Mr. Zetcher and Mr. Metscher (an "Executive"). Mr. Zetcher's employment agreement continues until the end of fiscal 2002 and is renewable for three year terms thereafter, unless at least six months prior notice of nonrenewal is given. Mr. Metscher's agreement continues until the end of fiscal 2002 and is renewable for three year terms thereafter unless at least six months notice of nonrenewal is given. Neither Executive may directly or indirectly engage in or carry on any business in competition with the principal business of the Company for a period of two years after the termination of employment with the Company if such termination was made by such Executive without good reason or by the Company for cause.

Mr. Zetcher's agreement provides for his employment as President and Chief Executive Officer of the Company at a base salary to be reviewed annually but not below his then highest annual salary. Mr. Zetcher is also eligible to receive a cash bonus each year pursuant to the Company's Management Incentive Plan ("MIP"). Mr. Metscher's agreement provides for his employment as Executive Vice President and Chief Merchandising Officer of the Company at a base salary to be reviewed annually but not below his then highest annual salary. Mr. Metscher's agreement also provides for his eligibility to receive a bonus each year pursuant to the MIP. Each Executive is also entitled to certain insurance, retirement and other benefits and to reimbursement of certain expenses.

Each of the employment agreements also provides that if the employment of the Executive is terminated by the Company without cause or by the Executive for good reason, the Executive will be entitled to a separation allowance in a single lump sum equal to twice the sum of (i) his annual base salary at the rate in effect at the time his employment was terminated and (ii) the annual bonus paid or payable to him for the year immediately prior to the year in which his employment was terminated. In addition, each Executive would be entitled to benefits under the executive medical, dental and life insurance plans of the Company for up to two years subsequent to termination. Each Executive would also have the right to exercise his vested stock options for a period of not less than three years from termination.

In the event there is a "change in control" of the Company and within 24 months thereafter, an Executive's employment is terminated either by the Company without cause or by the Executive for good reason, the Executive will be entitled to payment of an amount equal to (i) two times the Executive's annual base salary and the maximum bonus payable to him under the MIP in effect as of the last full fiscal year prior to his termination date, (ii) the maximum bonus payable to the Executive under the MIP for the year in which the Executive's employment was terminated, pro-rated for the portion of the year in which the Executive was employed, and (iii) three times the present value of the Executive's accrued benefits under the Company's supplemental retirement plan as of the date of termination. Any grant of restricted stock made to the Executive under the Plan will also provide for acceleration of vesting upon the Executive's termination of employment within 24 months after a change in control. The Executive would also be entitled to certain insurance and other benefits for up to two years after termination.

A "change in control" is defined generally to include significant changes in the stock ownership of the Company and certain changes in the Company's Board of Directors. "Good reason" is defined generally to include certain reductions in duties or reporting responsibilities, certain unapproved relocations, certain reductions in base salary or other compensation or benefits, and material breaches of the agreement by the Company. "Cause" is generally defined to include certain failures to perform, felony conviction, certain conflicts of interest, repeated acts of material misconduct, and material breaches of the agreement by the Executive.

The Company also has a change in control agreement with each of Messrs. Larsen, Stolper and O'Connell and certain other officers. Under each agreement, if the Company terminates such officer's employment without cause within twelve months following a "change in control", the Company will pay to such officer an amount equal to the sum of such officer's annual base salary at the rate in effect on the date of termination and an amount calculated in accordance with the MIP. In addition, each officer would be entitled to certain insurance and other benefits for up to one year after termination.

Report on Compensation of Executive Officers. Compensation matters for the Company's executive officers for fiscal 2001 were reviewed and approved by the Compensation Committee of the Board of Directors.

The overall objective of the Company's executive compensation program is to attract and retain the highest quality executives to manage and lead the Company, and to provide annual and long-term incentives to management, based on both Company performance and individual performance, in order to build and sustain value for shareholders.

The Company's compensation program for its executive officers consists of three basic components: base salary, annual incentive compensation, and equity based compensation.

In order to assess the general competitiveness of its overall pay structure for senior management, at regular intervals the Company obtains published data of compensation practices of the retail industry from independent compensation consultants and trade group publications. From this published data the Company

9

compares positions of similar size, scope and complexity. The companies included in such published surveys of the general retail industry include both apparel and nonapparel companies (the "retail survey group") and represent a broader range and are not necessarily the same retail companies as included in the peer group in the Dow Jones US Retailers Index of selected retail apparel companies set forth in the Performance Graph below.

Base Salary. Base salary increases effective for fiscal 2001 for the Company's executive officers other than the Chief Executive Officer were initially established by the Chief Executive Officer, subject to review and ratification by the Compensation Committee, based on his evaluation and assessment of each individual's level of responsibility and performance over the previous year. Such increases were also targeted such that annual base pay for these executives could be approximately at or near the 50 percentile range of base pay of the retail survey group for positions of similar size, scope and complexity. The Chief Executive Officer's base salary increase for fiscal 2001 was established by the Compensation Committee by equal reference to relative Company performance and his individual performance in leading the Company as assessed and evaluated by the Compensation Committee. The evaluation and assessment of the Chief Executive Officer's individual performance, which by its nature was subjective, took into account the Company's earnings and earnings growth, revenues and other financial performance measures, the success of the Company's ongoing geographical expansion of stores and selling space and the continuing successful development of new business concepts.

Management Incentive Plan. The Company believes that a substantial percentage of each executive officer's compensation should be tied directly to the financial performance of the Company as well as to the executive's individual performance. Annual incentive compensation for fiscal 2001 for executive officers including the Chief Executive Officer was determined pursuant to the MIP. Cash incentive awards under the MIP are made annually to those management employees who are in certain established position levels within the Company including all executive officers.

Awards granted to executive officers pursuant to the MIP are based on a Company financial performance rating. For fiscal 2001 the financial performance rating was based on the Company's earnings per share in relation to a preestablished earnings per share target. The Compensation Committee also retained the discretion to decrease a computed award based on its evaluation of each executive's performance.

The MIP bonus for the named executive officers for fiscal 2001 are set forth in the Summary Compensation Table. Company target performance ratings for fiscal 2001 against the preestablished earnings per share goal ranged from zero to 1.8. These ratings are then combined with the participant's target incentive participation rate which is a percentage of base salary based on position level, and for fiscal 2001 ranged from 25% for certain executive officers up to 45% for the Chief Executive Officer. For fiscal 2001 MIP awards, the Company's actual performance rating against the earnings per share goal, which was internally established for MIP purposes, was 1.22.

Equity Based Compensation. The Board of Directors and the Compensation Committee believe that stock ownership or its equivalent by management serves to align the interests of management with interests of the Company's shareholders. Stock options are granted at fair market value at the time of grant and are intended to align executive compensation opportunities with shareholder returns. Stock options are intended to provide long-term compensation, and future grants of options or other awards will be periodically reviewed and determined by the Compensation Committee. Stock options granted during fiscal 2001 were made at levels determined to be approximately the median for annual stock grants of a group of certain retail companies considered by the Compensation Committee and its outside compensation consultant.

Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code generally disallows a deduction to publicly traded companies to the extent of excess compensation over $1 million paid to the chief executive officer or to any of the four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Company does not believe that Section 162(m) deduction limits will apply in any material amount for fiscal 2001 and therefore the Company does not intend to restructure fiscal 2002 compensation arrangements. The Company and the Compensation Committee will continue to review Section 162(m) matters.

Mark H. Willes was Chairperson of the Compensation Committee until his retirement from the Talbots Board of Directors as of December 31, 2001. Ms. Swain replaced Mr. Willes as a member of the Compensation Committee and Ms. Kennan became Chairperson of the Compensation Committee as of February 22, 2002.


Compensation Committee
of the Board of Directors*

Elizabeth T. Kennan (Chairperson)
Yoichi Kimura
Susan M. Swain


* Mr. Hamilton, who was appointed as a member of the Compensation Committee upon his appointment to the Board of Directors in April 2002, did not participate in the matters identified in this Report.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholders' return on the Company's Common Stock on a year-end basis, using the last day of trading prior to the Company's fiscal year-end, from January 31, 1997 through February 1, 2002, with the cumulative total return on the Standard & Poor's 500 Stock Index and the Dow Jones US Retailers Index for the same period. Returns are indexed to a value of $100 and assume that all dividends were reinvested.

Comparison of Year-End Cumulative Total Return of Talbots, S&P 500 Index, and Dow Jones US Retailers Index



	1/31/97	1/30/98	1/29/99	1/28/00	2/2/01	2/1/02
The Talbots, Inc.	100	50	101	128	394	274
Standard & Poor's 500 Index	100	134	172	208	189	166
Dow Jones US Retailers Index	100	140	227	227	239	252

Compensation Committee Interlocks and Insider Participation. The Compensation Committee of the Board of Directors is comprised of Elizabeth T. Kennan, Peter B. Hamilton (as of April 2002), Susan M. Swain and Yoichi Kimura. Mr. Zetcher, Chairman, President and Chief Executive Officer of the Company, is also a director of Revman Industries Inc., a subsidiary of Aeon USA. Mr. Kimura is a director of Aeon USA and is an officer of Aeon. Set forth below is a description of certain transactions between Talbots and certain Aeon entities during fiscal 2001.

Certain Transactions with Related Parties. In connection with the Company's 1993 initial public offering, the Company, through its wholly owned subsidiary, The Classics Chicago, Inc. ("Classics Chicago"), purchased the Talbots trade name and certain other trademarks (the "Trademarks") in all countries of the world (the "Territory") excluding Australia, New Zealand, Japan, China and certain other Asian countries from Jusco (Europe) B.V. ("Jusco (Europe)"), which had been a subsidiary of Aeon, pursuant to a trademark purchase and license agreement. All rights of Jusco (Europe) have subsequently been transferred to Aeon. Under the trademark purchase and license agreement with Classics Chicago, Talbots obtained the non-exclusive right to manufacture products bearing the Trademarks outside the Territory for export to the

Territory and, for a royalty equal to 1% of net catalog sales outside the Territory, to distribute catalogs bearing the Trademarks and to make catalog sales to customers of the Company outside the Territory. Such catalog license may be terminated by Aeon at any time with four months prior written notice. Talbots Japan Co., Ltd. ("Talbots Japan"), a subsidiary of Aeon, is the non-exclusive licensee of the Trademarks within Japan and the other countries outside the Territory. Under the trademark purchase agreement, Aeon retains the right in its discretion to disapprove the assignment by Classics Chicago of any rights in the Trademarks in the Territory to any party. Such retained right may be purchased by Classics Chicago at its option should Aeon attempt to sell or otherwise transfer such retained right to a third party or should Aeon and its affiliates cease to own a majority of the Company's voting stock. The purchase price to Classics Chicago of such retained right will be the lesser of the fair market value of such retained right on the date of exercise of the option or $2.0 million. Classics Chicago licenses the right to use the Trademarks to the Company and its other subsidiaries.

Talbots has an advisory services agreement with Aeon USA under which Aeon USA provides advice and services to Talbots with respect to strategic planning and other related issues concerning the Company and maintains on behalf of the Company a working relationship with banks and other financial institutions, in particular Japanese banks, for which Aeon USA receives an annual fee of $250,000 plus any expenses incurred.

The Company has a services agreement with Talbots Japan under which the Company renders services, primarily in the merchandising and import operation areas as requested by Talbots Japan on a cost reimbursement basis. At February 2, 2002, the amount due from Talbots Japan under this services agreement was approximately $448,219. In addition, at February 2, 2002, approximately $9,048,048 was due to the Company from Talbots Japan for merchandise purchases. The Company also realizes certain net expenses from time to time in the course of its merchandising and sales relationship with Talbots Japan which are not material in amount. During fiscal 2001, the Company also made its merchandising and store management information systems available to Talbots Japan. The Company charges back to Talbots Japan all one time and ongoing costs related to this project. At February 2, 2002, the amount due from Talbots Japan under this arrangement was $108,238. In addition, Talbots from time to time performs various administrative or other functions for Aeon USA which are not quantified and which are not material in amount.

Beginning in 1995, the Company established a stock repurchase program under which the Company repurchases shares from the open market from time to time. Concurrently with such open market purchases, the Company had purchased a pro rata number of shares from Aeon USA so as to maintain substantially the same percentage stock ownership of the Company between Aeon USA and the public shareholders. During fiscal 2001, a total of 1,856,808 shares were repurchased from Aeon USA. The price of the shares purchased from Aeon USA was equal to the weighted average price of the shares paid to the public shareholders and for fiscal 2001 ranged from $26.07 to $38.68.

Aeon USA, the Company and its domestic subsidiaries entered into a tax allocation agreement at the time of the Company's 1993 IPO for the allocation of (1) consolidated federal income tax liability and any similar state or local taxes, and (2) all other taxes. Under the agreement, Aeon USA, the Company and its domestic subsidiaries would generally share the consolidated federal income tax liability and liability for similar state and local taxes in accordance with their election for earnings and profits purposes. However, the allocation would only be applicable as to any year in which Aeon USA owned at least 80% of the Common Stock of the Company and since the date of the IPO, Aeon USA has owned significantly less than 80% of the Company's Common Stock. See "Beneficial Ownership of Common Stock."

Concurrently with the Company's 1993 IPO, Aeon USA entered into a shareholder's agreement with the Company pursuant to which the Company agreed, subject to certain limitations, to provide Aeon USA with one demand registration right per year, upon exercise of which the Company would be obligated to register under the Securities Act of 1933 and applicable state securities law, at the expense of Aeon USA, some or all of the Company's Common Stock beneficially owned by Aeon USA. The agreement also provides that if the Company proposes to register shares of Common Stock under the Securities Act for its own account, then Aeon USA has a right to request that the Company register Aeon USA's shares of the Company's Common Stock. Aeon USA will bear the incremental cost of registering its shares in any such offering. The Company and Aeon USA will indemnify each other against certain liabilities under the Securities Act in connection with any such registration.

BENEFICIAL OWNERSHIP OF COMMON STOCK

Certain Beneficial Owners. The following table sets forth certain information as to beneficial ownership of each person known to the Company to own beneficially more than 5% of the outstanding Common Stock of the Company as of April 18, 2002. Such beneficial owner has sole voting and investment power as to such shares unless otherwise indicated.

Beneficial Owner	Number of Shares	Percent of Class
Aeon (U.S.A.), Inc. 520 Madison Ave. New York, NY 10022	34,774,336	57.9%
Putnam Investments, LLC(1) One Post Office Square Boston, MA 02109	3,724,184	6.1%

(1) Pursuant to an amended Schedule 13G filed on February 15, 2002 by Putnam Investments, LLC ("Putnam"), Putnam has shared voting power with respect to 932,918 shares and shared dispositive power with respect to 3,724,184 shares.

Stock Ownership of Directors and Executive Officers. The following table sets forth certain information as to beneficial ownership of the outstanding Common Stock of the Company as of April 18, 2002 by each director and nominee of the Company, each of the individuals listed in the Summary Compensation Table, and all executive officers and directors of the Company as a group. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to such shares. No director, nominee or executive officer beneficially owns more than one percent of the total outstanding Common Stock except that Mr. Zetcher and all directors and executive officers as a group would be deemed to own beneficially 3.3% and 6.0%, respectively, of the outstanding Common Stock.

Name of Beneficial Owner	Number of Shares(1)(2)	Name of Beneficial Owner	Number of Shares(1)(2)
T. Tokiwa	7,999	A.B. Zetcher	2,067,821
P.B. Hamilton	1,000	H.J. Metscher	199,544
E.T. Kennan	27,528	E.L. Larsen	248,199
Y. Kimura	7,999	S.M. Stolper	178,071
M. Okada	81,999	R.T. O'Connell, Jr.	282,350
S.M. Swain	9,999	All executive officers and directors as a group (19)	3,803,129
I. Tsuruta	13,999		

(1) The shares listed include shares of restricted stock granted, and subject to forfeiture, under the Incentive Plan, as follows: Mr. Zetcher, 39,334; Mr. Metscher, 20,000; Mr. Larsen, 9,800; Mr. Stolper, 9,800; Mr.

O'Connell, 9,800; and all executive officers as a group, 127,734. The listed shares also include shares subject to stock options exercisable currently or within 60 days, as follows: Mr. Zetcher, 1,879,998; Mr. Tokiwa, 7,999; Ms. Kennan, 26,000; Mr. Kimura, 7,999; Mr. Okada, 37,999; Ms. Swain, 9,999; Mr. Tsuruta, 13,999; Mr. Metscher, 176,833; Mr. Larsen, 223,399; Mr. Stolper, 133,400; Mr. O'Connell, 240,733; and all executive officers and directors as a group, 3,329,587.

(2) Messrs. Okada, Tokiwa, and Kimura are directors and officers of Aeon and/or Aeon USA and Mr. Tsuruta is an officer of Aeon USA. Each disclaims beneficial ownership of the Common Stock of the Company owned by Aeon USA and such shares are not included in their individual share ownership.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors to file reports regarding ownership of the Company's Common Stock with the Securities and Exchange Commission, and to furnish the Company with copies of all such filings. Based on a review of these filings, the Company believes that all filings were timely.

2. AMENDMENT TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE UNDER THE AMENDED AND RESTATED 1993 EXECUTIVE STOCK BASED INCENTIVE PLAN

The Company's shareholders are being asked to approve an amendment to The Talbots, Inc. Amended and Restated 1993 Executive Stock Based Incentive Plan (the "Incentive Plan") to increase the number of authorized plan shares. A general discussion of the principal terms of the Incentive Plan and the proposed amendment is set forth below. A copy of the Incentive Plan was filed electronically with the SEC with this Proxy Statement.

In accordance with the listing requirements of the New York Stock Exchange, shareholder approval of the amendment to the Incentive Plan requires the affirmative vote of a majority of votes cast on the proposal where total votes cast represent over 50% of all shares entitled to vote. Abstentions will not be counted in connection with the approval of this proposal, but will be counted in determining whether the votes cast represent 50% of the shares entitled to vote on the proposal. Broker non-votes will be disregarded and will have no effect on the outcome of this proposal. The Board of Directors recommends that shareholders vote for such amendment.

Proposed Amendment

The amendment to the Incentive Plan increases by 300,000 shares the total number of shares available for issuance under the plan. The Incentive Plan currently authorizes the issuance of an aggregate of 11,920,000 shares of Common Stock. Of such current authorized shares, as of April 2, 2002, 6,921,354 shares were subject to outstanding options and 146,734 shares were subject to outstanding restricted stock awards. In addition, options for 215,371 shares have been granted subject to shareholder approval at the Annual Meeting of the proposed plan share increase ("new awards"), each of which would be automatically revoked if shareholder approval is not obtained. If the proposal is approved by shareholders, an additional 94,639 shares would be available for future issuance, excluding the shares subject to new awards. Aeon USA, which owns of record and beneficially more than a majority of the outstanding Common Stock, has agreed to vote for the approval of such increase in authorized plan shares. While no additional favorable votes are required to approve the proposal, each shareholder is urged to vote in favor of the proposal.

Description of the Incentive Plan

General.   The Incentive Plan is intended to advance the interests of the Company and its shareholders by providing incentives to certain key employees of the Company and its subsidiaries and affiliates and to certain other individuals who perform services for the Company and its subsidiaries and affiliates. The Incentive Plan provides for awards of nonqualified stock options, incentive stock options, stock appreciation rights (SARs), restricted stock, performance awards, and other types of awards. Each award may be granted alone or in conjunction with other types of plan awards. Shares issued under the Incentive Plan may be either authorized but unissued shares, treasury shares, reacquired shares or any combination.

The Incentive Plan will expire by its terms in November 2003, but the Board of Directors may prior to such date extend the term of the Incentive Plan for an additional period of up to five years for the grant of awards other than incentive stock options.

Eligibility for Participation.   Key employees of the Company and its subsidiaries and other key individuals performing services for the Company or any participating affiliate are eligible for awards. The Compensation Committee has the authority in its discretion to select key employees and key individuals. Participating affiliates are entities in which the Company has a substantial equity interest whose participation is approved by the Company's Board of Directors and by the affiliate. No non-employee director or director nominee is eligible for awards under the Incentive Plan.

At fiscal year end, the total number of options awarded under the Incentive Plan to the named executive officers, to the executive officers as a group and to other employees as a group were: Mr. Zetcher, Chairman, President and Chief Executive Officer, 3,651,796; Mr. Metscher, Executive Vice President, Chief Merchandising Officer, 350,000; Mr. Larsen, Senior Vice President, Finance, Treasurer and Chief Financial Officer, 424,048; Mr. Stolper, Senior Vice President, Human Resources, 424,048; Mr. O'Connell, Senior Vice President, Legal and Real Estate, and Secretary, 424,048; all executive officers as a group, 7,035,398; and all employees other than executive officers, 4,260,700. None of the Company's directors are eligible for options under the Incentive Plan.

To date in fiscal 2002, options for an aggregate of 1,229,000 shares have been granted under the Incentive Plan, including options for 215,371 shares ("new awards") included as part of the proposed new plan authorization subject to shareholder approval at this Annual Meeting. No allocation between any of the executive officers and any of the non-executive officers of the 215,371 shares constituting such new awards is possible. Options for each of the named executive officers and executive officers as a group were granted to date in fiscal 2002 in the same amounts as for fiscal 2001. Future grants under the Incentive Plan are discretionary.

The Company estimates that approximately 109 employees are currently eligible to participate in the Incentive Plan. On April 2, 2002 the closing price of the Common Stock was $33.09.

Administration and Amendment of the Incentive Plan.   The Compensation Committee has sole authority to administer the Incentive Plan, which includes the authority to determine the type, size and terms of awards, the time when awards will be granted and any performance objectives, to modify the terms of any award granted, to interpret the terms of the Incentive Plan and awards, to establish, amend and rescind any rules relating to the Incentive Plan, and to delegate certain administration of the Incentive Plan. The Incentive Plan may be amended by the Board of Directors but no amendment shall be effective unless approved by the Company's shareholders if the failure to obtain shareholder approval would adversely affect the Incentive Plan's compliance with Rule 16b-3 under the Securities Exchange Act of 1934 or other applicable law.

Stock Options.   The Compensation Committee may grant stock options which may be nonqualified stock options or incentive stock options. Options may not be granted with an exercise price less than the fair market value of the Common Stock on the grant date; however, in the case of incentive stock options granted to an employee who owns Common Stock representing more than 10% of the voting power of all classes of stock of the Company (Ten Percent Employee), incentive stock options may not be granted with an exercise price less than 110% of the Common Stock's fair market value on the grant date. The Compensation Committee will determine the number of shares subject to each option. Options may be exercised by payment of cash, delivery of Common Stock or a combination thereof, in each case subject to the discretion of the Compensation Committee. The amount of aggregate fair market value of Common Stock (determined at the time of grant) with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year shall not exceed an amount determined by the Compensation Committee. No plan participant may be awarded stock options for an aggregate of more than five million shares of Common Stock over a period of any consecutive three calendar years, subject to adjustment for antidilution events.

Stock Appreciation Rights.   The Compensation Committee may grant SARs, which are rights to receive (without payment to the Company) cash, Common Stock, other Company securities or property, or other forms of payment, or any combination thereof, based on the increase in the value of the number of shares of Common Stock specified in the SAR. The number of shares subject to each SAR is determined by the Compensation Committee. Upon exercise of a SAR or the surrender of any unexercised award or option attached to a SAR, the holder is entitled to receive, without payment to the Company, the excess of the fair market value, at the time of exercise, of the shares for which the SAR is exercised or attached award surrendered, over the exercise price or stock option price, as the case may be. The Compensation Committee is entitled in its discretion to settle the obligation arising out of the exercise of a SAR, or the surrender unexercised of any option or award attached to the SAR, by the payment of cash, shares of Common Stock or other property, or any combination thereof. A SAR may provide that it will be deemed to have been exercised at the close of business on the business day preceding the expiration date of the SAR or any attached option or award, or such other date as specified by the Compensation Committee, if at such time such SAR has a positive value. To date, no SARs have been awarded.

Reduction; Transferability; Exercise.   The number of shares of Common Stock subject to an outstanding option or SAR may be reduced on a share-for-share or other appropriate basis, as determined by the Compensation Committee, to the extent that shares under such option or SAR are used to calculate the cash, Common Stock or other form of payment, or any combination thereof, received by the Company pursuant to exercise of any other award that may be attached to such option or SAR, or the extent that any other award granted in conjunction with such option or SAR is paid. Options and SARs may not be sold, assigned, transferred, pledged or otherwise disposed of except by will or the laws of descent and distribution, and shall be exercisable during the grantee's lifetime only by that individual.

Unless the Compensation Committee determines otherwise, no option or SAR shall be exercisable for at least 12 months after the grant date, unless the grantee ceases employment or performance of services before the expiration of such 12-month period by reason of death, disability, certain retirements or certain terminations without cause or for good reason or in connection with a change in control. Incentive stock options granted to a Ten Percent Employee, and SARs which are attached to incentive stock options granted to a Ten Percent Employee, may not be exercisable after the expiration of five years from their grant date, but any other SAR or option may not be exercisable after the expiration of ten years from the grant date. Any option or SAR may be exercised only at such time or times and in such installments as the Compensation Committee may establish, and in the case of a SAR, only if the option or other award, if any, to which it is attached is at the time exercisable.

Unless otherwise determined by the Compensation Committee, an option or SAR is only exercisable during the period of the grantee's employment with or service to the Company or an affiliate and for a period of three months thereafter, except in the case of disability, early, normal or deferred retirement under a qualified retirement program, death or certain terminations, in which case the option or SAR may be exercised for established periods beyond such three month period or during such period of related employment.

Restricted Stock. The Compensation Committee determines the terms and conditions of any restricted stock grants. Common Stock issued to a participant in accordance with an award of restricted stock may not be sold, assigned, transferred, pledged or otherwise disposed of, except by will or the laws of descent and distribution, or as otherwise determined by the Compensation Committee, during the restricted period determined by the Compensation Committee. The Company has the option (exercisable on such terms, in such manner and during such period as the Compensation Committee determines) to repurchase shares subject to an award of restricted stock, at the price fixed by the Compensation Committee when the award was made or amended, upon termination of the participant's employment or service during the restricted period (except in the case of related employment), the failure to pay to the Company taxes which the Company determines are required to be withheld in respect of such shares during the restricted period, or such other circumstances as determined by the Compensation Committee in its discretion. If a participant who has been in the continuous employment or performance of services for the Company or an affiliate since the date the restricted stock award was granted shall, while in such employment or performance of services, die or terminate employment or performance by reason of disability, or early, normal or deferred retirement under a qualified retirement program, and such event shall occur after the date on which the award was granted and prior to the end of the restricted period, the Compensation Committee may determine to cancel the repurchase option and any other restrictions on all or any of the shares of Common Stock subject to the award.

Performance-Based Awards; Limit on Maximum Amount of Performance-Based Award. The Compensation Committee may require satisfaction of preestablished performance goals, consisting of one or more business criteria and a targeted performance level with respect to such criteria, as a condition of any Performance Awards which may be granted under the Incentive Plan and which awards may be payable in cash, equity or a combination. If so determined by the Compensation Committee, in order to avoid the limitations on deductibility under Section 162(m) of the Internal Revenue Code, certain specified business criteria may be used by the Compensation Committee in establishing performance goals applicable to Performance Awards to named executive officers or any other executives who may likely be covered employees under Section 162(m).

At the beginning of each performance period, the Compensation Committee would establish (1) target awards for each participant, (2) the performance goals that must be achieved in order for the participant to actually be paid an award, and (3) a formula for calculating the participant's award, depending on how actual performance compares to the preestablished performance goals. Each participant's target award may be expressed as a percentage of his or her base salary as in effect at the date of the establishment of the particular performance goals (provided that any subsequent increase in a participant's base salary following such date would not be taken into account in determining the award for such participant for such performance period). The period of any performance goal may be one fiscal year or less or more than one fiscal year but not more than five years, depending on the particular performance goal. The Compensation Committee may also set performance goals and targets that differ from participant to participant.

Performance goals will be selected from one or more of the following performance measures for the Company, determined on a consolidated basis and/or for specified subsidiaries, affiliates or other business units of the Company: (1) revenues or comparable sales; (2) earnings from operations, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items; (3) earnings as calculated under any of the measures in (2) above, determined on a per common share basis (basic or diluted); (4) return on assets, return on investment, return on capital, or return on equity; (5) operating margin or profit margin; and (6) stock price or stockholder return. At the beginning of a performance period, the Compensation Committee may specify that any such performance measures will be calculated before or after extraordinary or non-recurring items, before or after changes in accounting principles or standards, before or after restructuring charges, before or after revenues, operations, earnings or losses on discontinued operations or acquisitions, or before or after payments of awards under the Incentive Plan or other incentive compensation. Specifically, the performance goals applicable to any participant will provide for a targeted level of achievement using one or more of the above measures. The Compensation Committee may set the levels of performance required in connection with performance awards as fixed amounts, goals relative to performance in prior periods, goals compared to the performance of one or more comparable companies or an index covering multiple companies, or in any other way the Compensation Committee may determine.

After the end of each performance period, the Compensation Committee will determine the extent to which the performance goals applicable to each participant were achieved. The actual award, if any, for each participant will be determined by applying the performance goal formula to the level of actual performance that was achieved. No award is payable to a participant if the minimum performance level specified by the Compensation Committee at the beginning of the performance period is not achieved. The Compensation Committee retains the discretion to eliminate or reduce the actual award payable to any participant below that which otherwise would be payable to the participant under the applicable performance goal. The Compensation Committee does not have discretion to increase the award. Subject to adjustment in accordance with paragraph 15(a) of the Incentive Plan, for purposes of compliance with Section 162(m), no covered employee may be granted a Performance Award for an amount greater than the following: (A) if the Performance Award is for a performance period of one year or less, an amount greater than the lesser of ten million dollars or ten times such person's annual base salary in effect on the date of the commencement of the performance period to which that Performance Award relates, and (B) if the Performance Award is for a performance period of more than one year, an amount in excess of the amount determined under (A) above multiplied by the number of years and fractions of a year comprising the performance period. No performance period may be for a period of more than five years.

Other Types of Awards.   The Compensation Committee may make any other type of award deemed by the Compensation Committee in its discretion to be consistent with the purposes of the Incentive Plan, including awards, options or similar rights granted with respect to unbundled stock units or components thereof, and awards to participants who are foreign nationals or are employed or performing services outside the United States.

Amendment of Outstanding Awards.   The terms of any outstanding award may be amended from time to time by the Compensation Committee in its discretion in any manner that it deems appropriate, including but not limited to acceleration of the date of exercise of any award and/or payment thereunder, provided that no such amendment shall adversely affect in a material manner any right of a participant under the award without the participant's written consent unless the Compensation Committee determines in its discretion that (i) there have occurred or are about to occur significant changes in the participant's position, duties or responsibilities or (ii) significant changes in conditions have or are expected to have a substantial effect on all or any part of the Company or any affiliate, the Incentive Plan or any award thereunder.

Change in Control.   In the event of a change in control (as defined below) of the Company, restrictions on restricted stock awards shall lapse, stock options and SARs shall become immediately exercisable and fully vested, and payment shall be made with respect to performance grants based on the assumption that the specified performance objectives would have been attained by the end of the performance period specified in the award. The effect of a change in control on other awards shall be determined from time to time by the

Compensation Committee. Under the Incentive Plan, change in control means (i) the acquisition by any person or persons acting in concert, other than the Company or any of its subsidiaries or Aeon USA or any of its subsidiaries or affiliates (collectively, an Acquiring Person), of beneficial ownership, directly or indirectly, of more than 25% of the combined voting power of the then outstanding securities of the Company entitled to then vote generally in the election of directors of the Company, and no other shareholder is the beneficial owner of a percentage of such securities higher than that held by the Acquiring Person, or (ii) the members of the Incumbent Board (as defined below) no longer constitute a majority of the Board of Directors of the Company. The term Incumbent Board means the Board of Directors as comprised in 1993 and includes any individual elected thereafter if nominated or approved by at least two-thirds of the then incumbent Board of Directors, unless that individual's election or nomination was approved as a result of either an actual or threatened election contest or proxy contest, but does not include any individual who is an affiliate, associate or designee of an Acquiring Person having or proposing to acquire beneficial ownership, directly or indirectly, of more than 10% of the combined voting power of the then outstanding securities of the Company entitled to then vote generally in the election of directors.

Adjustment. In the event of any change in the Company's outstanding Common Stock by reason of a stock split, stock dividend, split-up, split-off, spin-off, recapitalization, merger, consolidation, rights offering, reorganization, combination or exchange of shares, sale of all or part of the Company's assets, a distribution to shareholders other than a normal cash dividend, or other extraordinary or unusual event, and if the Compensation Committee determines that such change equitably requires adjustment in the terms of any award or the number of shares of Common Stock available for awards, the Compensation Committee may make such adjustment.

Federal Income Tax Implications

The following is a brief description of the federal income tax consequences generally arising with respect to awards that may be granted under the Incentive Plan.

The grant of an option (including a stock-based award in the nature of a purchase right) or a SAR will create no federal income tax consequences for the participant or the Company. A participant will not have taxable income upon exercising an option which is an incentive stock option ("ISO") except that the alternative minimum tax may apply. Under recently issued proposed Treasury regulations, the exercise of an ISO on or after January 1, 2003 will result in the imposition of FICA and FUTA tax (but not federal income tax) on the difference between (i) the fair market value of the Common Stock on the date of exercise and (ii) the price paid for such Common Stock. Upon exercising an option which is not an ISO, the participant must generally recognize ordinary income equal to the difference between the exercise price and the fair market value of the freely transferable and nonforfeitable shares acquired on the date of exercise. Upon exercising a SAR, the participant must generally recognize ordinary income equal to the cash received.

Upon a disposition of shares acquired upon exercise of an ISO before the end of the applicable ISO holding periods, the participant must generally recognize ordinary income equal to the lesser of (i) the fair market value of the shares at the date of exercise of the ISO minus the exercise price or (ii) the amount realized upon the disposition of the ISO shares minus the exercise price. Otherwise, a participant's disposition of shares acquired upon the exercise of such option generally will result in short-term or long-term capital gain or loss measured by the difference between the sale price and the participant's "basis" in such shares (generally, the tax "basis" is the exercise price plus any amount previously recognized as ordinary income in connection with the exercise of the option).

The Company generally will be entitled to a deduction equal to the amount recognized as ordinary income by the participant in connection with options and SARs. The Company generally is not entitled to a tax deduction relating to amounts that represent a capital gain to a participant. Accordingly, the Company will not be entitled to any tax deduction with respect to an ISO if the participant holds the shares for the applicable ISO holding periods prior to disposition of the shares.

With respect to other awards granted under the Incentive Plan that result in a transfer to the participant of cash or shares or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the cash or the fair market value of shares or other property actually received. Except as discussed below, the Company generally will be entitled to a deduction for the same amount. With respect to awards involving shares or other property that is restricted as to transferability and subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the fair market value of the shares or other property received at the earliest time the shares or other property become transferable or not subject to a substantial risk of forfeiture. Except as discussed below, the Company generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant. A participant may elect to be taxed at the time of receipt of shares or other property rather than upon lapse of restrictions on transferability or the substantial risk of forfeiture, but if the participant subsequently forfeits such shares or property he or she will not be entitled to any tax deduction, including as a capital loss, for the value of the shares or property on which he or she previously paid tax.

Compensation that qualifies as "performance-based" compensation is excluded from the $1 million deductibility cap of Section 162(m) of the Code, and therefore remains fully deductible by the company that pays it. Under the Incentive Plan, options granted with an exercise price at least equal to 100% of fair market value of the underlying shares at the date of grant will be, and awards which are conditioned upon achievement of performance goals may be, intended to qualify as such "performance-based" compensation. A number of requirements must be met, however, in order for particular compensation to so qualify. Accordingly, there can be no assurance that such compensation under the Incentive Plan will be fully deductible under all circumstances.

The foregoing provides only a general description of the application of federal income tax laws to certain types of awards under the Incentive Plan. This discussion is intended for the information of shareholders considering how to vote at the Annual Meeting and not as tax guidance to participants in the Incentive Plan, as the consequences may vary with the types of awards made, the identity of the recipients and the method of payment or settlement. Different tax rules may apply in the case of variations permitted under the Incentive Plan (such as payment of the exercise price of an option by surrender of previously acquired shares). The summary does not address the effects of other federal taxes (including possible "golden parachute" excise taxes) or taxes imposed under state, local or foreign tax laws.

3. RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors has selected Deloitte & Touche LLP as the Company's independent auditors to make an examination of the accounts of the Company for the 2002 fiscal year. Deloitte & Touche LLP has served as the Company's independent auditors since 1988. Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting and will be available to respond to appropriate questions and to make such statements as they may desire.

The fees billed for services rendered by Deloitte & Touche LLP and its respective affiliates (collectively "Deloitte & Touche") for fiscal 2001 are as follows:

Audit fees	$624,600
Financial information systems design and implementation fees	$ 28,070
All other fees	$356,013

The aggregate fees billed by Deloitte & Touche for services rendered to the Company as "All other fees" include fees billed for employee benefit plan audits and tax planning and advisory services.

The Audit Committee has considered whether the provision of the services covered under "Financial information systems design and implementation fees" and "All other fees" above is compatible with maintaining Deloitte & Touche LLP's independence.

Ratification of the appointment of the independent auditors requires the affirmative vote of holders of a majority of the shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting. Abstentions would have the same effect as a vote against the ratification of the appointment of the Company's independent auditors.

4. SHAREHOLDER PROPOSAL

The United Brotherhood of Carpenters and Joiners of America on behalf of United Brotherhood of Carpenters Pension Fund, located at 101 Constitution Avenue, N.W., Washington, D.C. 20001, owner of 6,300 shares of Common Stock, has submitted a shareholder proposal to the Company.

Approval of the shareholder proposal requires the affirmative vote of the holders of a majority of the shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting. Abstentions will be counted as shares present and entitled to vote and will have the same effect as a vote against the shareholder proposal.

The shareholder's proposed resolution and related statement in support of its proposal are as follows:

Board Nominating Committee Proposal

Resolved, that the shareholders of The Talbots, Inc. ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Nominating Committee Policy that provides for a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the Company or an affiliate in an executive capacity;

- Employed by a firm that is one of the Company's paid advisors or consultants;

- Employed by a significant customer or supplier;

- Employed by a tax-exempt organization that receives significant contributions from the Company;

- Paid by the Company pursuant to any personal services contract with the Company;

- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or

- Related to a member of management of the Company.

Statement of Support: A board of director's nominating committee is charged with the role of selecting candidates for the corporation's board. The board of directors fulfills the vital function of hiring, monitoring, compensating, and, when necessary, replacing senior management. It participates with and oversees management as it first develops and then executes the corporation's strategic plans.

The nominating committee performs the important task of seeking out, interviewing and ultimately recommending new board nominees that will stand for election by the shareholders. The board nominating committee should be composed entirely of directors independent of management who can take the necessary actions to seek, nominate, and present new director candidates to the shareholders. The definition of "independent" director advanced in the resolution will ensure that those members of our Company's Nominating Committee will be totally independent of management and best able to undertake their responsibilities in developing an independent Board focused on the Company's long-term success.

Implementation of this resolution would strengthen the process by which director nominees are selected at our Company. At present, our Company has no Nominating Committee.

As long-term shareholders, we urge your support of this important corporate governance reform that we believe will contribute to the Company's long-term success.

Company Statement

Currently, the Talbots Board of Directors as a whole evaluates and selects all candidates for membership on the Board. The Board seeks candidates who will provide a diversity of experience and background. It considers a variety of criteria in selecting members, including whether the candidate both possesses outstanding integrity and has a depth and range of experience demonstrating a proven ability to analyze and offer critical judgment and insights on a multitude of business and social issues.

The Board believes that the foregoing shareholder proposal, if adopted, may create unnecessary procedures which would not enhance the current candidate selection, review and consideration process.

SHAREHOLDER PROPOSALS FOR THE 2003 ANNUAL MEETING

Any proposal of a shareholder intended to be presented at the Company's 2003 Annual Meeting of Shareholders must be received by the Secretary of the Company, for inclusion in the Company's proxy statement, notice of meeting and proxy relating to the 2003 Annual Meeting, not later than December 23, 2002.

The Company's Bylaws establish an advance written notice procedure for shareholders seeking to nominate candidates for election as directors at any annual meeting of shareholders, or to bring business before an annual meeting of shareholders of the Company. The Bylaws provide that only persons who are nominated by or at the direction of the Board, or by a shareholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible to be considered for election as directors of the Company. The Bylaws also provide that at any meeting of shareholders only such business may be conducted as has been brought before the meeting by or at the direction of the Board or, in the case of an annual meeting of shareholders, by a shareholder who has given timely written notice to the Secretary of the Company of such shareholder's intention to bring such business before the meeting. Under the Bylaws, for any such shareholder notice to be timely, such notice must be received by the Company in writing not less than 60 days nor more than 90 days prior to the meeting, or in the event that less than 70 days' notice or prior public disclosure of the date of the annual meeting is given or made to shareholders, to be timely, notice by the shareholder must be received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting or such public disclosure was made. Under the Bylaws, a shareholder's notice must also contain certain information specified in the Bylaws.

Shareholders, upon written request to the Investor Relations Department of the Company, One Talbots Drive, Hingham, Massachusetts 02043, may receive, without charge, a copy of the Company's Annual Report on Form 10-K, including the financial statements, financial statement schedules and list of exhibits, required to be filed with the SEC for the 2001 fiscal year.

OTHER MATTERS

As of the date of this Proxy Statement, the Company knows of no business that will be presented for consideration at the Annual Meeting other than the items referred to above. Proxies in the enclosed form will be voted in respect of any other business that is properly brought before the Annual Meeting as recommended by the Board of Directors or, if no such recommendation is given, in the discretion of the proxy holders.